Exhibit 99.(a)(13)

P/H 232

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION)

CASE NUMBER : __________

In the matter between :

GOLD FIELDS LIMITED	1st Applicant
VAN ASWEGEN, PIETER CHRISTIAN	2nd Applicant

and

HARMONY GOLD MINING COMPANY LIMITED	1st Respondent
THE SECURITIES REGULATIONS PANEL	2nd Respondent
THE JOHANNESBURG STOCK EXCHANGE	3rd Respondent

APPLICANT’S FOUNDING AFFIDAVIT

I, the undersigned.

NICHOLAS JOHN HOLLAND

do hereby make oath and state that:

1.

1.1.	The First Applicant is Gold Fields Limited (for convenience referred to as “Gold Fields”), a company duly incorporated and registered as such and having its head office and principal place of business in South Africa at 24 St Andrews Road, Parktown, Johannesburg.

1.2.	I am an adult male, a Director and Chief Financial Officer of Gold Fields and am authorised on its behalf to attest to this affidavit and to bring this application,

1.3.	Save where I state otherwise or the context indicates to the contrary, the contents of this affidavit are within my personal knowledge and are true and correct.

2.

2.1.	The Second Applicant is Pieter Christian Van Aswegen, an adult male Businessman residing at 9 Reading Country Estates, 26 Fore Street, New Redruth, Alberton. For convenience I refer to the Second Applicant as “Mr Van Aswegen”.

2.2.	Mr Van Aswegen is the holder, registered as such, of 118 shares in Gold Fields.

2.3.	I refer to the verifying affidavit of Mr Van Aswegen attached marked “NJH1”.

THE RESPONDENTS

3.

3.1.	The First Respondent is Harmony Gold Mining Company Limited (for convenience referred to herein as “Harmony”), a company duly incorporated and registered as such and having its head office and principal place of business in South Africa at 1st Floor, 4 The High Street, Melrose Arch, Melrose North, Johannesburg, and its “corporate office” at Randfontein Office Park, Cnr Main Reef Road and Ward Avenue, Randfontein, both within the jurisdiction of this Honourable Court.

3.2.	The Second Respondent is the Securities Regulations Panel (for convenience referred to as the “SRP”) a body corporate established by virtue of the provisions of Section 440B of the Companies Act, 1973 (as amended) (“the Act”) having its principal place of business at Reeva House, 2 Sherborne Road, Parktown.

3.3.	The SRP is cited herein in respect of such interests as it may have by virtue of the provisions of the Act and of the Securities Regulation Code (“the Code”) to regulate, inter alia, take-overs and mergers, as transactions or schemes which constitute affected transactions (as defined). The “offer document” and the “circular” as referred to below, are stated to have been issued and distributed with the approval of the SRP.

3.4.	The Third Respondent is the Johannesburg Stock Exchange (for convenience referred to as “the JSE”), a body corporate governed by Constitution, duly registered in accordance with the Stock Exchanges Control Act, 1985, carrying on business at Exchange Square, Gwen Lane, Sandton.

3.5.	The JSE is cited herein in respect of such interests as it might have by virtue of the provisions of the Act and of the JSE Listing Requirements, to regulate, inter alia, listing of shares on the exchange. Whilst Gold Fields does not dispute the right and entitlement of the Harmony shareholders, as referred to below, to meet, or to approve an increase in share capital, for listing, it does dispute Harmony’s entitlement to “offer” such shares to Gold Fields’ shareholders, as it has done. Similarly, it is stated that the “offer document” and the “circular” have been approved by the JSE. Application will be made by Harmony to the JSE for the listing of the Harmony consideration shares.

3.6.	No relief is sought against the SRP or the JSE, save in respect of costs in the event of them opposing these proceedings.

4.	THE PURPOSE OF THIS APPLICATION

4.1.	Both Gold Fields and Harmony conduct business as precious metal (specifically gold) miners and producers, with international diversified gold mining and exploration portfolios. Both are public companies listed on the Johannesburg Stock Exchange (“the JSE”) under the “Resources-Mining” sector. Both companies also hold listings on the London Stock Exchange (“LSE”), and on the Euronext Paris and are quoted on Euronext Brussels in the form of International Depository Receipts (“IDR”) and on the New York Stock Exchange (“the NYSE”) in the form of American Depository Receipts (“ADR”).

4.2.	On Saturday 16 October 2004 Harmony conveyed, to the Board of Directors of Gold Fields, a letter containing the terms of a proposed merger of the business of the respective companies. Gold Fields was requested to respond with its recommendation and support by 6 p.m. on Sunday 17 October 2004. Goldfields was unable to assess the merits due to the limited information provided and stated that should a more definitive and complete proposal be submitted the Board would be better placed to give its due consideration and respond accordingly. Harmony’s letter and Gold Fields’ response are attached marked “NJH2”.

4.3.	On Tuesday 19 October 2004, Harmony published, in the press, in Johannesburg, an “ANNOUNCEMENT REGARDING A POTENTIAL MERGER BETWEEN HARMONY AND GOLD FIELDS LIMITED”. The announcement pertained to the terms of the proposed merger, whereby Harmony proposed to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Field shareholders of new shares in Harmony. It stated that Harmony would shortly post to Gold Fields shareholders an offer document containing the detailed terms and conditions of the proposed merger.

4.4.	On 20 October 2004 Harmony published a “FURTHER ANNOUNCEMENT REGARDING THE PROPOSED MERGER (“PROPOSED MERGER”) BETWEEN HARMONY AND GOLD FIELDS LIMITED (“GOLD FIELDS”)”. The “further announcement” was that an offer document (“the offer document”) to Gold Fields shareholders setting out the detailed information in relation to the proposed merger and the manner in which it will be implemented had been posted to Gold Fields’ shareholders that day. In addition, a circular (“the circular”) to Harmony shareholders setting out the detailed information in relation to the proposed merger and a notice of general meeting (the “Harmony General Meeting”) at which the resolutions required to approve and implement the proposed merger (“the Harmony resolutions”) would be proposed, had been posted to Harmony shareholders on that day.

4.5.	The offer document and the circular were indeed posted to the respective sets of shareholders (in saying this I do not intend to concede that the shareholders to whom the offer document were posted were reflective of Gold Fields’ share register on that day). It has also been published by Harmony on Harmony’s internet web-site www.harmony.co.za. Gold Fields has obtained a copy of the offer document and of the circular and has read them and has taken advice on them. A copy of the offer document is annexed hereto marked “NJH3”. To avoid prolixity a copy of the circular is not annexed — if required by the Honourable Court or any other person a copy will be made available. (Certain extracts are however annexed as “NJH4”).

4.6.	Gold Fields is advised and is of the view that the issue of “the offer”, insofar as concerns the “Harmony consideration shares” which are to be issued as new capital and utilised, in the offer document as the “consideration for the Gold Fields’ shares”, is contrary to Chapter VI of the Companies Act, 1973 (as amended) and more specifically, contravenes the express provisions of Sections 143 and 145 of “the Act” (above), alternatively 146. Gold Fields will contend that the offer, itself and/or read with the circular comprises an offer to the public for the subscription for shares (in Harmony) which offer was not accompanied by a prospectus complying with the requirements of the Act and registered in the Companies Registration Office. Such conduct is specifically and expressly prohibited by the Act, any person who knowingly is a party to the contravention, being guilty of an offence. The failure of that component of the offer as a whole, renders the offer uncapable of implementation.

4.7.	Gold Fields is bound to act in the best interest of its shareholders in the offer. By virtue of the contravention Gold Fields contends that the offer in at least the “consideration”, is void in law and/or cannot be acted upon or implemented by Harmony and Gold Fields seeks the relief set out in its Notice of Motion.

5.	GOLD FIELDS’ SHAREHOLDERS

5.1.	Gold Fields is one of the world’s largest precious metals producers currently the world’s fourth largest and South Africa’s third largest gold mining company by attributable production and a major holder of gold reserves in South Africa, Ghana and Australia.

5.2.	Gold Fields’ capital structure is represented by one billion ordinary shares of par value 50c each, of which 491 806 265 are issued. Gold Fields’ shares are available for trade, by the general public, on the JSE and, in the foreign jurisdictions referred to above. By the nature of the JSE and the Stock Exchange structure, shares are bought and sold on a regular and substantial basis by financial institutions, companies and private investors, all being members of the general public, in their own discretion.

5.3.	As at 23 September 2004, the share register of Gold Fields with which I am generally familiar, reflects approximately 20 291 individual members holding shares in Gold Fields. Of this, the major shareholders, being -

OJSC MMC NorilskNickel (“Norilsk”)	20.02%
Old Mutual Group	6.11%

Capital Research	5.20%
Public Investment Commissioner	6.34%

These major shareholders collectively hold approximately 37% of the total issued shares, the general public, being a diverse range of investors, holding the balance. Gold Fields has no control over which members of the public might buy or sell its shares from time to time and, accordingly, out of what members of the general public its shareholders are made up from time to time. Gold Fields shares continue to trade, on a daily basis whilst the Harmony offer is pending and are in fact particularly active currently. According to the offer document the last day to trade shares on the JSE to be eligible to participate in the offer, is Friday 19 November 2004. I point out that apart from having been posted to registered shareholders as per the list procured by Harmony, the offer document has also been published on Harmony’s internet website, which is accessible by and is accessed by the general public, including persons who are not shareholders, of Harmony and/or Gold Fields but who may consider buying Gold Fields shares in order to participate. This results in such persons, or some of them, on the strength of what is stated in the offer document, speculating in Gold Fields or Harmony’s shares.

5.4.	On Tuesday 19 October 2004 Harmony sought from the Applicant, as it was entitled to do, in terms of the Act, a copy of the register of members of Gold Fields. Gold Fields commenced the preparation of the copy which, having regard to the extent of its members, is not an insignificant task. However, on Wednesday 20 October 2004, Gold Fields claimed to be in possession of a register of members of Gold Fields and posted the offer document according to its published intent. I am not able to confirm that the persons to whom the offer document was posted were indeed the full register of members as at 20 October 2004 but believe that the proportions set out above and the essential public mix of interested shareholders is substantially the same.

6.	THE OFFER DOCUMENT

6.1.	The offer document, is attached marked annexure “NJH3”.

6.2.	I refer to the “contents page” page 1 of the offer document. For the purpose of this application I refer only to the sections:

“Letter from the Chief Executive of Harmony” (page 6)

“Summary of the offers” (page 8) and

“Circular to Gold Fields’ shareholders” (page 41)

To the extent that other aspects of the offer document may become relevant, they will be referred to, as necessary, at the hearing hereof.

6.3.	The Chief Executive of Harmony, Bernard Swanepoel (“Swanepoel”) specifically addresses “Dear Gold Fields Shareholder”. Manifestly the offer is made to all holders or potential holders, of Gold Fields shares at any time during which the offer is open.

6.4.	In Swanepoel’s words, the offer comprises:

“Harmony is offering you 1.275 new Harmony shares for each of your Gold Fields shares, representing a premium of approximately 29% to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending 14 October 2004. Based on the closing Harmony share price, the proposed merger represents an implied price to net present value for Gold Fields of 2.4 times and values the entire share capital of Gold Fields at approximately R52,9 billion (US$ 8.1 billion).”

7.

7.1.	The following definitions are expressed in the circular:

7.1.1.	“Gold Fields shareholders” — the holders of Gold Fields’ shares;

7.1.2.	“Harmony consideration shares” — new Harmony shares or new Harmony ADSs, respectively, to be listed on the “Mining-Gold mining” sector on the JSE list and on the NYSE in the form of ADS’s, as the case may be, which will be issued by Harmony to the Goldfield shareholders to settle the offer consideration;

7.1.3.	“Harmony resolutions” — the ordinary and special resolutions to be considered and, if deemed fit, passed, at the Harmony General Meeting, which are required for the successful implementation of the proposed merger, including the requisite resolutions approving the increase in the authorised share capital of Harmony and the allotment and issue of the Harmony consideration shares;

7.1.4.	“Offer consideration” — the share consideration to be offered in consideration for the offers, comprising 1.275 Harmony consideration shares for every 1 Gold Fields share;

7.1.5.	“Proposed merger” — the proposed merger between Harmony and Gold Fields in terms of which Harmony proposes to acquire all the Gold Fields’ shares in exchange for the offer consideration;

7.1.6.	“Proposed merger ratio” — the ratio under the terms of the proposed merger of 1.275 Harmony consideration shares for every 1 Gold Fields share;

7.2.	The schedule of “salient dates and times, page 49 of the circular illustrates the proposed timing of material components of the offer, including :

Circular posted	Wednesday 20 October 2004
Harmony General Meeting at 11:00	Friday 12 November 2004
Last day to trade on the JSE to be eligible to participate in an early settlement offer	Friday 19 November 2004
Early settlement closing date	Friday 26 November 2004
Dematerialised shareholders accepting the early settlement offer will have their accounts at the CSDB or broker credited on or about	Monday 29 November 2004
Share certificates in respect of the Harmony consideration shares will be posted to certificated shareholders on or about	Monday 29 November 2004
Harmony consideration shares issued under the early settlement facility will be listed on the JSE in the “Mining-Gold mining” sector of the JSE list on or about	Monday 29 November 2004

7.3.	The “offers” comprise collectively, the “early settlement” offer and the “subsequent” offer. It is clear from the offer document that, at this time, only the early settlement offer is open for acceptance. The early settlement offer, is an offer by Harmony to Gold Field shareholders, issued on 19 November 2004, to acquire up to a maximum of 34.9% of their Gold Fields’ shares in exchange for the “offer consideration”, i.e. the offer of Harmony shares, subject to the conditions precedent. As concerns South Africa, the only applicable condition precedent is the passing and registration of the Harmony resolution.

7.4.	The salient features of the subsequent offer appear from the offer document. It is not clear whether a further document will be issued after the early settlement offer is closed.

7.5.	Harmony irrevocably undertakes, following the completion of the early settlement offer, to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer. The subsequent offer is subject to the conditions precedent which include:

7.5.1.	the passing and registration of the Harmony conditions;

7.5.2.	Harmony receiving valid acceptances from Gold Fields shareholders in respect of and in excess of 50% of the entire share capital of Gold Fields (inclusive of the early settlement offer acquisition and the shares held by Norilsk);

7.5.3.	the proposed IAMGold transaction, not being implemented for whatever reason, including Gold Field shareholders failing to approve the transaction at the Gold Fields General Meeting;

7.6.	The “IAMGold” transaction is identified and dealt with at length in the offer document. On 1 October 2004, Gold Fields had announced that it had signed a definitive agreement with IAMGold Corporation Inc., a public company incorporated in Canada, the shares of which are listed on the JSE. The agreement intended and provided that IAMGold would , subject to certain conditions precedent, acquire substantially all of Gold Fields resources, including mining development and exploration rights located outside the Southern African Development Community. In consideration, IAMGold would issue to Gold Fields 70% of the fully diluted equity of the enlarged IAMGold, making Gold Fields its principal shareholder.

7.7.	The clear intention of the offer document is that the IAMGold transaction should be frustrated, allowing the proposed merger to proceed. The reasons given in the offer, for the “two stage” offer, are curious. Harmony claims to have designed a “mechanism” to allow Gold Fields shareholders to realise within as short a time period as reasonably practicable, the benefits of the premium inherent within the proposed merger. However, it is claimed, in order to allow all Gold Fields shareholders to benefit from this “mechanism”, Harmony must comply with the regulators’ requirements in the USA. As a result, the proposed merger is structured as two immediately consecutive offers.

7.8.	I am informed that under the United States securities regulations to which both Harmony and Gold Fields are subject, it is necessary to give the offeree shareholders withdrawal rights, such as are found at page 64, paragraph 16 of the offer document. In South Africa it may be possible if the offer had been made as an offer for 100% of the Gold Fields shares, to declare an offer unconditional as to acceptances, at some stage, typically when there have been sufficient acceptances to gain control, or to vote together with other shareholders. At that stage an offeror could take delivery of the acceptors shares, pay for these and exercise rights in terms of the shares. In all other respects the balance of the offer can remain open. In the United States, that could not be done, and the intermediate share purchases could not be achieved, because of the withdrawal rights. By structuring the corporate offer as two offers, it is possible to close the first offer and purchase all tendered shares then open a new offer, to which separate withdrawal rights apply.

7.9.	It is clear that Harmony truthfully has no intent to benefit Gold Fields shareholders from the mechanism. The subsequent offer gives no early settlement benefit to acceptors. The mechanism is devised solely for the benefit and purpose of Harmony.

7.10.	At first blush, to the public shareholder, Harmony’s gratuitous “mechanism” may appear appealing. However, a proper consideration of the document, the circumstances and the manifest haste with which the offer document was issued, belies that motive.

7.11.	The thrust of the offer document is directed towards persuading the recipients that the IAMGold transaction is not good for Gold Fields and that it should be defeated in favour of the proposed merger. The matter is addressed, at length, in the circular to shareholders contained in the offer document in detailed and critical terms and, in particular, in a colourful and large print insert between the summary and the circular, motivating shareholders to accept the proposed merger instead of the IAMGold transaction which is claimed to be “heavily skewed against Gold Fields shareholders”. Due to the length and detail of the insert, I do not repeat its content in this affidavit. It will however be referred to in argument at the hearing.

7.12.	Harmony anticipates that it will acquire 34,9% of the issued, voting share capital of Gold Fields in the early settlement offer. It is no secret that Harmony intends to vote those shares against any resolution to be proposed to implement the IAMGold transaction. This disclosure is made to target shareholders in the offer document.

7.13.	It is also disclosed that Norilsk Nickel has undertaken not to accept the early settlement offer and to accept the subsequent offer. In the intervening period Norilsk has undertaken to vote against the IAMGold transaction at the Gold Fields general meeting.

7.14.	The cooperation between Harmony and Norilsk in voting their aggregate 55.2% shareholding at the Gold Fields general meeting, would clearly defeat the IAMGold transaction. The “early settlement offer” by Harmony far from being a gratuitous “mechanism” for the benefit of Gold Fields shareholders, is Harmony’s carefully devised strategy to ensure that that happens. However, given the tight time frames within which the offer document had to be compiled and issued, to enable Harmony to procure the “early settlement” shares in time for the proposed Gold Fields general meeting, necessitated extreme and time saving measures.

7.15.	It is furthermore submitted that the early settlement offer constitutes an unfair and coercive offer which the Securities Regulation Panel should not permit to be advanced in association with the subsequent offer. If need be representations will in due course be made to the Securities Regulation Panel in this regard.

8.	THE STRUCTURE OF THE OFFER

8.1.	The proposed merger is extended on the following basis, set out in the document; in amplification of the Chief Executive’s offer of Harmony shares:

For each Gold Fields share you will receive 1.275 Harmony consideration shares

The proposed merger ratio values the entire issued share capital of Gold Fields at approximately R52,9 billion based on the closing price of R84.41 per Harmony share on the JSE on 14 October 2004.

8.2.	Mechanics — (Clause 14.1)

Harmony is extending the offer to Gold Fields shareholders to acquire all of their Gold Fields shares in terms of Section 440 of the Companies Act. Should the Gold Fields Board recommend the proposed merger, Harmony may wish to implement the proposed merger by way of a scheme of arrangement between Gold Fields and the Gold Fields shareholders in terms of Section 311 of the Companies Act. Insofar as may be necessary, the mechanics and structure of the offers have been approved by the JSE, SRP and SEC.

8.3.	The Harmony consideration shares — (Clause 14.2)

Following their issue, the Harmony consideration shares to be issued to Gold Fields shareholders will rank pari passu in all respects with the Harmony shares currently in issue, including the right to all future dividends. Harmony will apply to the JSE for the listing of the Harmony consideration shares. The Harmony consideration shares to be issued under the US offer will be subject to a listing application at the NYSE, in the form of ADS’s. Any Harmony consideration shares to be issued on the LSE, Euronext Paris and Euronext Brussels will be subject to listing applications in those markets as necessary.

8.4.	Settlement of the offer consideration — (Clause 18.8)

The offer consideration payable by Harmony will be settled as follows:

8.4.1.	in respect of dematerialised shares, the offer consideration will be delivered to the dematerialised shareholders who accept the offers, by Harmony procuring that appropriate entries are made in the sub register of members administered or maintained by the CSDP’s so that the Harmony consideration shares so recorded in the Register are held in terms of the custody/mandate agreements entered into between the relevant beneficial shareholder and his CSDP or broker; and

8.4.2.	in respect of certificated shareholders, the offer consideration will be posted at the risk of the Gold Fields shareholder concerned to the address specified in the form of acceptance, surrender and transfer.

8.5.	Appended to the offer document is a “Form of Acceptance, Surrender and Transfer”, requiring personal particulars of all certificated shareholders and of the share certificates and/or other documents of title surrendered, for acceptance, endorsed by the accepting shareholder.

8.6.	I refer generally to the remaining content of the offer document which contains financial and other information pertaining to both Harmony and Gold Fields.

9.	THE CIRCULAR TO HARMONY SHAREHOLDERS

9.1.	I attach extracts of the circular, marked annexure “NJH4”. The document is voluminous and largely repetitive of “the offer document”. In any event, a copy is clearly in the possession of Harmony and a copy will be produced at the hearing, if so required.

9.2.	I do not repeat aspects of the circular which are common with those of the offer document, specifically relating to the mechanics and structure of the proposed merger and also the conditions precedent that required, inter alia, the passing, and where applicable, registration by the Registrar, of the Harmony resolutions.

9.3.	A “notice of General Meeting”, appended, notified Harmony shareholders that a General Meeting would be held at Harmony’s corporate office, Randfontein Office Park, Cnr Main Reef Road and Ward Avenue, Randfontein, on Friday 12 November 2004 at 11:00 (South African time) to consider and, if deemed fit, to pass with or without modification, certain ordinary and special resolutions, including:

9.3.1.	the acquisition by the company of all or any of the shares in the ordinary share capital of Gold Fields Limited, by way of the early settlement offer and the subsequent offer ...;

9.3.2.	the authorised ordinary share capital of the company be increased from R225 million divided into 450 million ordinary shares of 50c each to R600 million divided into 1 200 billion shares of 50c by the creation of 750 million new ordinary shares of 50c each ranking pari passu in all respects with the existing ordinary shares in the authorised share capital of the company.

“The reason for this special resolution is to ensure that company has sufficient shares to allot and to issue for the purposes of the offers and further opportunities. The effect of this special resolution is to create 750 million new ordinary shares and thereby increase the authorised ordinary share capital of the company from R225 million to R600 million.”

10.	CHAPTER VI

10.1.	Chapter VI of the Act governs the offering of shares and prospectus.

10.2.	The following definitions are material:

10.2.1.	“offer” — in relation to shares means an offer made in any way, including by provisional allotment or allocation, for the subscription for or sale of any shares, and includes an invitation to subscribe for or to purchase any shares;

10.2.2.	“offer to the public” — and any reference to offering shares to the public mean any offer to the public and include an offer of shares to any section of the public, whether selected as members or debenture holders of the company concerned or as clients of the person issuing the prospectus concerned or in any other matter.

10.3.	Section 43 of the Act prescribes that no person shall offer any shares to the public otherwise than in accordance with the provisions of the Act.

10.4.	Section 145 in turn prescribes that:

“1)	No person shall make any offer to the public for the subscription for shares unless it is accompanied by a prospectus complying with the requirements of this Act and registered in the Companies Registration Office, and no person shall issue such a prospectus which has not been so registered.

2)	Any person who contravenes any provision of sub section 1 and, if such person is a company, any director or officer of that company who knowingly is a party to the contravention, shall be guilty of an offence.”

10.5.	The form and matters to be stated in the prospectus are in turn prescribed by Section 148 of the Act read with part 1 and part 2 of schedule 3. For sake of brevity I do not set them forth in this affidavit although certain of these are set out below.

10.6.	In terms of Section 149, every prospectus issued shall state on the face of it that a copy thereof has been registered as required by this Act and shall specify or refer to statements included therein specifying any documents required by Sections 151 and 152 to be endorsed on or attached to or to accompany a prospectus when lodged for registration.

10.7.	It will be submitted by Gold Fields that an “offer” issued to the public without prospectus, in contravention of the above provisions, is, having regard to the mischief to be addressed, to the express prohibition and in addition to the stated criminal sections, null and void and should not and cannot be implemented or acted upon in any manner whatsoever, by the offeror.

11.	GOLD FIELDS’ SUBMISSION

11.1.	Gold Fields submits that, on a proper consideration of the offer document, it comprises, inter alia, an offer to the public for the subscription of shares in Harmony in contravention of the provisions of Chapter VI of the Act.

11.2.	Consequently, it will be argued that that offer is null and void and should not and cannot be acted upon by Harmony in any respect whatsoever and must be withdrawn and its issue rectified.

11.3.	The offer is made to “the shareholders of Gold Fields” in the manner and as prescribed above. It also is made to prospective shareholders who may act on the offer document and acquire shares. Gold Fields submits that, having regard to the definition of “offer to the public” as contained in Section 142(1) of the Act, the Gold Fields’ shareholders comprise “the public” or a “section of the public” sufficiently broad and diverse to fall within the terms of that definition. Further argument will be addressed at the hearing hereof.

11.4.	In substance, whilst the offer document advances an offer by Harmony, to acquire the entire issued share capital of Gold Fields, from the Gold Fields shareholders, which offer is subject to the provisions of Section 440 of the Act the same does not apply to the issue and offer of the “Harmony consideration shares”. The issue and allotment of the consideration shares constitutes a raising of capital by Harmony, which capital is offered for subscription by Gold Fields shareholders, in exchange for their shares.

11.5.	The following is apparent:

11.5.1.	the Gold Fields shareholders, by their acceptance of the offer and surrender of their Gold Fields shares, would be acquiring an interest and shareholding in a significant larger distinct and separate merged entity, i.e. Harmony. This merged entity is described in the offer document as the “enlarged group” comprising Harmony and Gold Fields, and all their subsidiaries, subsequent to the implementation of the offer.

11.5.2.	The consideration for the Gold Fields shares, comprising 1.275 Harmony consideration shares, on the basis of the proposed merged ratio, values the entire issued share capital of Gold Fields at approximately R52.9 billion, based upon the closing price of R84.41 per Harmony share on the JSE on 14 October 2004, being the last practicable date.

11.5.3.	The “Harmony consideration shares” are not yet extant and will be newly issued and allotted to the accepting Gold Fields shareholders pursuant to the satisfaction of the conditions precedent, in particular the passing of the Harmony resolutions at the Harmony General Meeting.

11.5.4.	It will be argued that, in substance, the issue and allotment of the Harmony consideration shares to the accepting Gold Fields shareholders is tantamount to the implementation of an offer made, in any way, including by provisional allotment or allocation, for the subscription of the Harmony consideration shares by the Gold Fields shareholders. As such, unless the offer document complies with the provisions of Chapter VI of the Act, the offer, as concerns the Harmony consideration shares, is null and void, with the inevitable consequences.

11.6.	The offer document:

11.6.1.	does not purport to be a prospectus, whether complying with the provisions of the Act, or at all;

11.6.2.	does not purport to and, to the best of my knowledge and belief, is not registered in the Companies Registration Office;

11.6.3.	is not accompanied by a prospectus complying with the provisions of the Act, or at all; and

11.6.4.	does not contain the information and safeguards, sanctions and remedies that the issuing of a prospectus has, in terms of the Act and which a transaction of this nature requires therefore is issued in contravention of the provisions of Section VI of the Act and in particular the prohibitive provisions of Section 145.

11.7.	The shortcomings resulting from the attempted substitution of the offer document for a prospectus issued and registered in accordance with the Act are apparent from a comparison of the offer document with the requirements of a prospectus in terms of S148 of the Act and Schedule 3.

By example, the offer document does not illustrate the financial effects of the proposed merger on Gold Fields shareholders, as a prospectus would be required to do.

11.8.	The failure to comply with the registration requirements of a prospectus results in the offeree Gold Fields shareholders not having had the additional protection of scrutiny by the Registrar of Companies in relation to:

11.8.1.	the accuracy of references to documents in the circular;

11.8.2.	the consent of directors and other professionals to act as such;

11.8.3.	not being able to inspect the documents required to be lodged for registration;

11.8.4.	not having the comfort that the circular has been signed by all the directors of Harmony;

11.8.5.	the accuracy of the share capital of Harmony.

11.9.	Schedule 3 to the Act requires a prospectus to state regarding the Directors of harmony their occupations, their borrowing powers, remuneration, addresses, nationalities, term of office, manner of appointment and the right of any person to appoint a director. These are not stated. Offeree shareholders have inadequate information on the directors, including executive management of Harmony to assess the offer.

11.10.	Section 6 of Part 11 of Schedule 3 further states that a prospectus must contain the following information included in the general history of Harmony and its subsidiaries:

11.10.1.	particulars of any alterations of capital during the last 3 years;

11.10.2.	situation, area and tenure_(including the rental and unexpired period of the lease of any leasehold property) of the principal immovable property held and occupied by the company and its shareholders;

11.10.3.	the names, dates and places of incorporation and the issued or stated capital of its subsidiaries, together with shares held by the holding company and other particulars;

11.10.4.	the profits, losses (after tax), the directors paid and the dividend cover for each subsidiary.

In the absence of this information, offeree shareholders are not able to assess Harmony and its subsidiaries.

11.11.	Section 16 of Part 11 of Schedule 3 requires the dates and the nature of and the parties to every material contract entered into by the company or its subsidiaries in the preceding 2 years and a time and place at which such contracts can be inspected.

11.12.	Section 9 of Schedule 3 requires that details of all material loans, including debentures, to the company and its subsidiaries must be stated in specified detail. This is official information for a potential investor and should be contained in the body of the circular.

11.13.	It is highly material to enable Gold Fields shareholders to properly assess the prospectus of the Harmony component of the proposed merger, as also the value of the Harmony shares subscribed for by them, that reliable information, as required by the Act, certified and registered as prescribed, is required. A gratuitous offering of information cannot be permitted to substitute the law. I have made no endeavour to deal comprehensively with all of the shortcomings which will be addressed in argument.

11.14.	The methodology adopted by Harmony in preparation of the offer document in the “colourful insert” at pages 11 to 35 also flies in the face of acceptable practice and would not be permitted in a prospectus, either in form or content. Contrary to the requirements of a prospectus. The information pages of the offer document are substantially less conspicuous than the insert, both in colour and font size. Those pages appear before the circular in the offer document and their conspicuous nature have a negative impact upon the reader. The document and the biased opinions expressed in it, to Gold Fields shareholders, in prominent highlighted typeset will have a lasting impression on their understanding and perceptions of the relative transactions and deny Gold Fields a proper, fair vote at its general meeting.

11.15.	The law prescribes very specific safeguards for investors in public companies to protect their interest and give credibility to public investments in enterprises, endorsed by the directors of the offeror company. Manifestly, the directors of Harmony were not prepared to endorse the offer document with their signatures as they would a prospectus.

11.16.	Gold Fields contends therefore that the offer, alternatively at least its component pertaining to the Harmony consideration shares, a material and necessary component of the offer, is null and void. In the circumstances, it is appropriate that this Honourable Court should grant the relief as set forth in the Notice of Motion.

12.	URGENCY

12.1.	The offer document was posted to shareholders on Wednesday 20 October 2004. A copy could only be acquired by Gold Fields thereafter. It required a period of time to read and digest the content of the offer document. Gold Fields’ primary concern therewith is to comply with its obligations in terms of the Code, including to analyse the offer document and to circulate its views to and to advise its shareholders on the content thereof. Gold Fields is engaged on this task.

12.2.	Gold Fields has been advised that the offer document and specifically the offer, or the component of the offer as referred to above, is defective and void in the circumstances described above. If this is so the Gold Fields shareholders:

12.2.1.	to whom it has been posted and distributed do not know that the offer document contravenes the Companies Act;

12.2.2.	will act on the offer document according to its content not substance;

12.2.3.	may from time to time, given the schedule of salient dates and times set out in the circular, accept the offer by submission to Harmony of signed surrender forms, share certificates and the like;

12.3.	Harmony’s primary consideration in advancing “the early settlement offer” is to enable Harmony to utilise the Gold Fields’ shares surrendered to it and that it acquires pursuant to the early settlement offer against any resolutions to be proposed to implement the proposed IAM-Gold transaction. It would be highly prejudicial to the Applicant and to its shareholders and to the IAMGold transaction, if this were to occur, particularly given the unlawful manner in which such shares would have been acquired.

12.4.	Harmony is inevitably aware of the precise terms and content of the IAMGold agreement. Apart from announcements issued by Gold Fields, a copy of the agreement has been published on web sites pursuant to United States security laws. The agreement requires the endorsement of Gold Fields shareholders in terms of the Gold Fields resolution. The agreement was executed by Gold Fields and will be presented to its shareholders and will be recommended by its Board of Directors. That vote should be allowed as the true vote of its body of shareholders, without interference and “mechanisms” from Harmony.

12.5.	Moreover, the nature of the interference with and manipulation of the IAMGold transaction, by Harmony, is such that it may inevitably place Gold Fields in breach of that agreement, with inevitable consequences in damages of a very considerable sum.

12.6.	All of these events illustrate that, should the offer be allowed to be pursued and implemented in its current form, harm and prejudice will be sustained to the Applicant, to the Applicant’s shareholders, to IAM-Gold and other parties and even to the Respondent. In the circumstances it is urgent and necessary that the appropriate relief be considered and granted.

12.7.	This application is launched for final relief. Nevertheless, should it emerge that for any reason final relief should not be granted, the Applicant seeks interim relief as specified in its Notice of Motion. It will be submitted that having regard to the factors prescribed above, the balance of convenience favours a “freeze” on the implementation of the offer, pending the final determination of any issues that might arise.

12.8.	In the event that the offer might be allowed to proceed, prejudice will inevitably be sustained by the numerous parties referred to above, which prejudice may be irreversible. The consequence of a “freeze” on the offer will be no more than to delay the implementation of the offer, if it is capable of being implemented, for such a period of time as it may require to resolve this application. I submit that the prejudice to be sustained to the Applicant in that process, is minimal.

WHEREFORE I pray that it may please this Honourable Court to grant relief in terms of Gold Fields’ Notice of Motion.

NICHOLAS JOHN HOLLAND

The Deponent has acknowledged that he knows and understands the contents of this affidavit, which was signed and sworn to before me at                       on this the             day of OCTOBER 2004, the regulations contained in Government Notice No R1258 of

21 July 1972, as amended, and Government Notice No R1648 of 19 August 1977, as amended, having been complied with.

COMMISSIONER OF OATHS FULL NAME: CAPACITY: ADDRESS: